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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~034775~~ 45393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTINEL FINANCIAL SERVICES COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER (City) VERMONT (State) 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL D. DELLIPRISCOLI 802-229-3141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

NATIONAL LIFE BUILDING, 4TH FLOOR
ONE NATIONAL LIFE DRIVE (Address) MONTPELIER (City) VERMONT (State) 05604 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL D. DELLIPRISCOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL FINANCIAL SERVICES COMPANY, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP & CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Sentinel Financial Services Company
(A Vermont General Partnership)
Index
December 31, 2009 and 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Partners of Sentinel Financial Services Company:

In our opinion, the accompanying statements of financial condition and the related statements of operation, of changes in partner's capital, and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Sentinel Financial Services Company (the Company) at December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our Audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2009) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2010

Sentinel Financial Services Company

(A Vermont General Partnership)

Statements of Financial Condition

December 31, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 5,653,859	$ 3,676,359
Distribution fees receivable	2,094,294	928,251
Deferred commissions, net	1,838,608	1,940,392
Prepaid expenses and other assets	524,190	315,695
Furniture and equipment, net	300,088	327,784
Commissions receivable	95,404	91,957
Other receivables	60,404	16,006
Receivables from affiliates	30,976	-
Total assets	$ 10,597,823	$ 7,296,444
Liabilities		
Service fees payable	$ 1,759,098	$ 835,979
Accounts payable and accrued expenses	1,543,070	1,894,618
Bonus commissions payable	1,159,981	1,209,984
Total liabilities	4,462,149	3,940,581
Partners' capital	6,135,674	3,355,863
Total liabilities and partners' capital	$ 10,597,823	$ 7,296,444

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Operations
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Distribution fee income	$ 15,915,335	$ 14,048,899
Commissions	6,535,380	5,216,877
Investment income	6,500	57,487
Total revenues	22,457,215	19,323,263
Operating expenses		
Service fees	10,302,137	7,998,914
Bonus commissions	8,963,444	8,035,481
General and administrative expenses	5,440,240	7,729,373
Salaries and employee benefits	5,377,234	5,196,857
Commissions	4,897,317	3,719,208
Marketing support	3,612,813	2,525,097
Amortization of deferred commissions	2,584,219	2,543,949
Total operating expenses	41,177,404	37,748,879
Partners' net loss	$ (18,720,189)	$ (18,425,616)

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Changes in Partners' Capital
Years Ended December 31, 2009 and 2008

	SAMI	SFSI	Total
Balance, December 31, 2007	$ (110,915)	$ 4,392,394	$ 4,281,479
Partners' net loss	(902,855)	(17,522,761)	(18,425,616)
Partners' contributions	857,500	16,642,500	17,500,000
Balance, December 31, 2008	$ (156,270)	$ 3,512,133	$ 3,355,863
Partners' net loss	(917,289)	(17,802,900)	(18,720,189)
Partners' contributions	1,053,500	20,446,500	21,500,000
Balance, December 31, 2009	$ (20,059)	$ 6,155,733	$ 6,135,674

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company

(A Vermont General Partnership)

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Partners' net loss	$ (18,720,189)	$ (18,425,616)
Adjustments to reconcile Partners' net loss to net cash used in operating activities:		
Depreciation	150,482	186,470
Deferral of commissions	(2,482,435)	(1,619,214)
Amortization of deferred commissions	2,584,219	2,543,949
Changes in assets and liabilities:		
Distribution fees receivable	(1,166,043)	367,411
Commissions receivable	(3,447)	(10,655)
Other receivables	(44,398)	(8,530)
Receivables from affiliates	(30,976)	-
Prepaid expenses and other assets	(208,495)	(79,321)
Service fees payable	923,119	(243,595)
Bonus commissions payable	(50,003)	613,084
Accounts payable and accrued expenses	(351,548)	1,116,587
Net cash used in operating activities	(19,399,714)	(15,559,430)
Cash flows from investing activities		
Purchase of furniture and equipment	(122,786)	(210,497)
Cash flows from financing activities		
Contributions from partners	21,500,000	17,500,000
Net increase in cash and cash equivalents	1,977,500	1,730,073
Cash and cash equivalents		
Beginning of year	3,676,359	1,946,286
End of year	$ 5,653,859	$ 3,676,359

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Sentinel Financial Services Company (the "Company" or the "Partnership"), a Vermont General Partnership, was formed on December 11, 1992 and commenced operations on March 1, 1993. The Company is a broker-dealer owned by Sentinel Asset Management, Inc. ("SAMI") and Sentinel Financial Services, Inc. ("SFSI"), jointly referred to as Sentinel. SAMI is a wholly-owned subsidiary of NLV Financial Corporation ("NLVF") and SFSI is a wholly-owned subsidiary of SAMI.

The Company earns fees from the distribution of shares of the Sentinel Group Funds, Inc. (the "Funds"), which are registered investment companies. The Company distributes such shares through affiliated and non-affiliated broker-dealers and registered representatives, some of whom are also insurance agents of National Life Insurance Company ("National Life"), an affiliate of the Company. Commissions are earned on distribution of shares of the Funds.

Under the partnership agreement dated March 1, 1993 and amended effective March 27, 1995 and December 30, 2005, each partner's share of profit or loss is based on ownership rates of 95.1% for SFSI and 4.9% for SAMI.

The Company is required to make quarterly distributions of its net operating cash flow as defined in the Agreement within 90 days after the end of each calendar quarter. Although the agreement provides that the distribution may be an amount equal to the estimated total amount of taxes on income of the partner having the highest total rate of taxation, cash distributions are generally made to each partner in the same proportion as profit and losses of the Company are allocated to the partners. In the event there is no net positive cash flow during a calendar quarter, then distributions are not made to the partners.

In the event of liquidation, but after satisfaction of all partnership obligations, the Company will distribute the net proceeds from any sales of assets in the same ratio of profits and losses allocated to the partners for the six full months preceding the completion of sale.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared on the basis of United States generally accepted accounting principals ("U.S. GAAP). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated events subsequent to December 31, 2009 and through the financial statement issuance date of February 24, 2010. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in money market mutual funds.

Distribution Fees Receivable
This receivable represents those 12b-1 fees earned but not yet paid to the Company by the Sentinel Group Funds. (See the "Distribution Fee Income" section of this disclosure note for definition of "Distribution Fees".)

Deferred Commissions, Net
Deferred commissions are commissions paid by the Company to broker-dealers on certain sales of mutual fund shares as outlined in the "Amortization of deferred commissions" description. These commissions are recorded as deferred costs which are recovered by ongoing monthly distribution fees received from the Funds or through charges upon redemption of the shares by the shareholders. Deferred costs on outstanding shares are being amortized over the Contingent Deferred Sales Charges (CDSC) period, for "A" & "D" shares, and over the CDSC period or until redemption, whichever is shorter for the "B" and "C" shares. Amortization expense for the years ended December 31, 2009 and 2008 was $2,584,219 and $2,543,949, respectively.

Prepaid Expenses and Other Assets
This includes insurance, software maintenance, annual licensing fees, etc., and represents payments in advance of services rendered. These advance payments are then expensed over the term of the service.

Furniture and Equipment, Net
This is the net value of furniture and equipment after reducing the cost of these assets by the accumulated depreciation taken on the assets. Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from three to seven years.

Commissions Receivable
This includes receivables for CDSC revenue as well as a receivable for sales commission revenue from house accounts.

Other Receivables
This includes all other receivables which could include receivables from the Funds for reimbursement of shareholder report expenses, securities in process receivables, and any other non-material receivable.

Receivables from Affiliates
This represents charges paid by the Company for networking revenue sharing fees and Sub-Transfer Agent revenue sharing fees to be paid by affiliated companies.

Service Fees Payable
This represents a cumulative monthly accrual of the 12b-1 fees that are paid quarterly as "Service Fees" to broker/dealers of record.

Accounts Payable and Accrued Expenses
This represents an estimate of all expenses incurred, but not yet paid. This includes accounts payable activity, audit and legal accruals, vacation accruals, intercompany payables, and sales commission payables.

Bonus Commissions Payable
This represents the accrual for compensation earned by the Company's sales personnel for their successful sales efforts.

Revenue and Expense Recognition
Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Distribution Fee Income
Under the terms of an agreement with the Funds, the Company is reimbursed monthly for certain distribution expenses, dealer service fees and recovery of commissions paid and deferred by the Company under distribution plans pursuant to Rule 12b-1 of the Investment Company Act of 1940.

Commissions Revenue
Includes sales commission on fund share sales, CDSC on qualifying redemptions, and commissions earned on house accounts. House accounts are shareholder accounts that do not have a broker/dealer and are therefore, by default, assigned the Company as their broker/dealer. In addition, a CDSC is assessed when a customer redeems shares subject to a CDSC, as outlined in the prospectus and none of the waivers described in the prospectus apply. This revenue, is partially offset by "commissions" expense subsequently paid to the broker/dealer initially responsible for the sale, commonly referred to as the broker/dealer of record.

Investment Income
Sentinel Financial Services Company's excess cash is invested in money market funds which earn income distributions from the funds.

Service Fees Expense
This is the 12b-1 payment to broker/dealers of record on shareholder accounts to compensate for the ongoing costs of servicing the shareholder.

Bonus Commissions Expense
This represents payments to the Company's sales personnel, compensating them for their successful sales efforts.

General and Administrative Expenses

These expenses represent any remaining costs to the Company incurred as a result of managing the company. These costs include recruiting and training, marketing, legal fees and licenses, depreciation, software maintenance, outsourced services, consulting services, printing and postage, travel, rent and other miscellaneous expenses. The marketing expenses captured here represent expenses related to media advertising, creating shareholder reports, sales conferences, and due-diligence meetings.

General and Administrative Expenses are comprised of the following:

	For the Years Ended December 31, 2009	2008
Travel	$ 1,449,183	$ 1,432,999
Advertising	570,155	1,711,763
Consulting	504,524	282,661
Software Maintenance Contracts	475,010	665,824
Data Systems	457,376	451,477
Marketing, Promotions & Materials	424,229	1,244,855
Printing, Postage & Supplies	396,312	462,065
IT-ETS Service Per Use	222,104	-
Rent	214,638	174,254
Depreciation	150,482	186,470
Cost Allocation-HR Management	107,510	126,531
Recruiting & Training	101,543	472,535
Legal Fees	92,866	227,889
Other	274,308	290,050
	$ 5,440,240	$ 7,729,373

Salaries and Employee Benefits Expense

This includes ongoing compensation, associated payroll taxes and annual incentive compensation paid to employees.

Commissions Expense

This is the sales commission paid on "A" share sales to the broker/dealer of record on each sale. See "Commissions Revenue" for further explanation

Marketing Support Expense

These are additional contractual payments to broker/dealers which are negotiated separately from the sales commissions and 12b-1 fees. These payments may include components of revenue sharing, marketing support, additional sales and service fees, and retention fees.

Amortization of Deferred Commissions
Certain sales of the Sentinel Group Funds, as detailed in the Prospectus, generate an advanced sales commission paid by the Company to the broker/dealer of record. The Company records this payment as a "Deferred Commissions, net" asset, which is then amortized over the CDSC period, for "A" & "D" shares, and over the CDSC period or until redemption, whichever is shorter for the "B" and "C" shares.

Income Taxes
In accordance with current tax regulations no taxes are levied at the partnership level.

Adoption of New Accounting Standards
SFAS No. 168 - *FASB Accounting Standards Codification.* On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles", which reorganizes and codifies all non-SEC GAAP, and supersedes all previously-issued non-SEC accounting and reporting standards. It also revised the hierarchy of GAAP. The codification is, as of the effective date, the source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. Statement 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Upon adoption, the codification did not change any guidance, but only rearranged previously-issued guidance in a topical manner. On the effective date of Codification, substantially all existing non-SEC accounting and reporting standards were superseded, and are no longer referenced by title in these financial statements. Following Statement 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (*a*) update the Codification; (*b*) provide background information about the guidance; and (*c*) provide the bases for conclusions on the change(s) in the Codification.

Subsequent Events

In May 2009, the FASB issued an accounting standard intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this accounting standard requires companies to disclose the date through which they have evaluated subsequent events and the basis for that date, as to whether it represents the date the financial statements were issued or were available to be issued. It also provides guidance regarding circumstances under which companies should and should not recognize events or transactions occurring after the balance sheet date in their financial statements. This accounting standard also includes disclosure requirements for certain events and transactions that occurred after the balance sheet date, which were not recognized in the financial statements. This accounting standard is effective for interim

and annual periods ending after June 15, 2009. The Company adopted this accounting standard in the second quarter of 2009. The adoption of this accounting standard, which was subsequently codified into ASC Topic 855, "Subsequent Events," had no material impact on the Company's results of operations, financial position, and liquidity.

3. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires minimum "net capital" of the greater of $25,000 or 6 2/3% of "aggregate indebtedness," subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. See Schedule I for the calculation of Aggregate indebtedness and Net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital, and the ratio of aggregate indebtedness to net capital which at December 31, 2009 are as follows:

Aggregate indebtedness	$ 4,462,149
Net capital	$ 2,927,419
Ratio of aggregate indebtedness to net capital	1.52

The Company's business is limited to only redeemable securities of registered investment companies and variable annuities. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(1) of such rule.

4. Furniture and Equipment

Furniture and equipment owned by the Company at December 31, 2009 and 2008 comprise:

	2009	2008
Furniture and equipment	$ 1,154,638	$ 1,031,852
Accumulated depreciation	(854,550)	(704,068)
Net furniture and equipment	$ 300,088	$ 327,784

Depreciation expense for the years ended December 31, 2009 and 2008 was $150,482 and $186,470, respectively.

5. Related Party Transactions

Pursuant to its agreement to serve as the principal underwriter for the Funds, the Company receives a sales charge on the sales of the Funds' Class A-shares. During 2009 and 2008 the Company received $5,384,295 and $3,912,256, respectively, on the sale of these shares. Commissions paid on A-shares totaled $4,897,317 and $3,719,208 in 2009 and 2008, respectively. Commission receivable at December 31, 2009 and 2008

of $95,404 and $91,957, respectively, are due from an affiliated Company, Sentinel Administrative Services, Inc., who acts as transfer agent of the Funds. Commissions paid and deferred on class A, B, C, and D shares totaled $2,482,435 and $1,619,214 in 2009 and 2008, respectively. These commissions were paid to Equity Services, Inc. ("ESI"), a wholly-owned subsidiary of NLVF, and outside broker-dealers in the form of dealer reallowances. During 2009 and 2008, the Company received $294,292 and $423,590, respectively, from contingent deferred sales charges assessed upon redemption from the Funds A, B, C and D shares, which are included in commissions revenue.
Under the terms of its distribution plans with the Funds, the Company received a combined $15,915,335 and $14,048,899 in 2009 and 2008, respectively, from the Funds for providing distribution and other services. Of these amounts, $10,302,137 and $7,998,914 in 2009 and 2008, respectively, were paid to ESI and outside broker-dealers for services rendered in the form of service fees. Amounts due to the Company from the Funds for 12b-1 fees at December 31, 2009 and 2008 are $2,094,294 and $928,251 respectively. Service fees payable by the Company at December 31, 2009 and 2008 are $1,759,098 and $835,979, respectively.

National Life and its affiliates provide the Company with administrative services. The charges for these and other shared services are determined by National Life and the allocation methodologies employed are applied uniformly across National Life and all of it's affiliates, including the Company. Charges for these costs allocated to the Company for the years ended December 31, 2009 and 2008 were $107,510 and $126,531, respectively, and are included in general and administrative expenses. Accounts payable and accrued expenses include $531,751 and $1,432,208 due to National Life at December 31, 2009 and 2008, respectively, for such allocated costs as well as reimbursement due for direct charges paid by National Life on behalf of the Company, including payroll and employee benefit costs.

The Company also shares employees and facilities with affiliated companies. The Company is billed for administrative, computer support, occupancy, and compliance charges. Such charges, were $630,385 and $211,377 for the years ended December 31, 2009 and 2008, respectively. Accounts payable and accrued expenses include $53,903 and $15,565 at December 31, 2009 and 2008, respectively, related to these costs.

The intercompany account receivable for revenue sharing fees paid on behalf of SASI for the years ended December 31, 2009 and 2008 were $30,976 and $0, respectively.

Effective May 23, 2005 the Company and ESI executed an amendment to their Dealer Agreement with respect to the Funds. The Company agreed to pay additional fees for marketing support to ESI based on sales and assets in exchange for the opportunity to provide education and marketing support. Marketing support fees for the years ended December 31, 2009 and 2008 were $527,092 and $536,768, respectively. There were accounts payable and accrued expenses of $133,453 and $123,032 at December 31, 2009 and 2008, respectively, related to these fees.

In the past, the Company has experienced losses from operations. However, the Company has received sufficient equity contributions from its partners, SAMI and SFSI, to enable it to meet its contractual obligations as they become due. SAMI and SFSI have committed to continue such equity contributions as necessary. SAMI and SFSI contributed $21,500,000 and $17,500,000 during 2009 and 2008, respectively to the Company for this purpose.

6. Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

7. Subsequent Event

On January 8, 2010, the Company received a $2 million recapitalization from its partners, Sentinel Asset Management, Inc. (SAMI) and Sentinel Financial Services, Inc. (SFSI) in accordance with the capital contribution plan.

Sentinel Financial Services Company

(a Vermont General Partnership)

Schedule I – Supplementary Information

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net capital	
Total partners' capital	$ 6,135,674
Deduct	
Other receivables	438,124
Furniture and equipment, net of accumulated depreciation	300,088
Prepaid expenses and other assets	2,362,798
	3,101,010
Net capital before haircuts on securities positions and other deductions	3,034,664
Haircut on cash equivalents	107,000
Other deductions	245
Net capital	$ 2,927,419
Aggregate indebtedness	
Service fees payable	$ 1,759,098
Accounts payable and accrued expenses	2,703,051
Total aggregate indebtedness	$ 4,462,149
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $25,000 or 6 2/3% of aggregate indebtedness of $4,462,149)	$ 297,477
Excess net capital	$ 2,629,942
Excess net capital at 1,000%	$ 2,481,204
Ratio of aggregate indebtedness to net capital	1.52

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2009, which are presented on a parent company only basis.

Sentinel Financial Services Company

(A Vermont General Partnership)

Financial Statements with Supplementary Information

December 31, 2009 and 2008